# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Generation Bio Co., CIK 0001733294
CUSIP: 37148k209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 301 BINNEY STREET, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0002006045

## Reporting persons
- SymBiosis Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 421,926; shared voting power 0; sole dispositive power 421,926; shared dispositive power 0; aggregate amount beneficially owned 421,926 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Generation Bio Co.
Address of issuer's principal executive offices: 301 BINNEY STREET, CAMBRIDGE, MASSACHUSETTS, 02142.

## Item 2. Person Filing
Name of person filing: SymBiosis Capital Partners, LLC
Address of principal business office or, if none, residence:
609 SW 8TH STREET, SUITE 510
BENTONVILLE, AR 72712
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 421,926
Percent of class: 6.3
Sole power to vote or to direct the vote: 421,926
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 421,926
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SymBiosis Capital Partners, LLC: /s/ Chidozie Ugwumba, Managing Partner (11/14/2025)